UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

THE DIXIE GROUP, INC.

Common Stock, $3.00 par value

255519100

December 31, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X   Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

NOTE:The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  255519100

1.  Names of Reporting Persons.

	FIRST DALLAS HOLDINGS, INC.

2.  Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

        Texas

5. Sole Voting Power:  0

6. Shared Voting Power: 963,100

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,267,865

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,267,865

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 8.0%

12. Type of Reporting Person:  HC


CUSIP No. 255519100

1. Names of Reporting Persons.

	CRAIG D. HODGES

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	MR. HODGES IS A UNITED STATES CITIZEN

5. Sole Voting Power:  0

6. Shared Voting Power: 963,100

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,267,865

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,267,865

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 8.0%

12. Type of Reporting Person (See Instructions):  IN


CUSIP No. 255519100

1. Names of Reporting Persons.

	First Dallas Securities, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  0

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 28,050

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  28,050

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  <0.1%

12. Type of Reporting Person (See Instructions):  IA, BD


CUSIP No. 255519100

1. Names of Reporting Persons.

	Hodges Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  945,100

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,221,815

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,221,815

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 7.7%

12. Type of Reporting Person (See Instructions):  IA


CUSIP No.  255519100

1. Names of Reporting Persons.

	Hodges Fund, A Series of professionally Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  855,100

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 855,100

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  855,100

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 5.4%

12. Type of Reporting Person :  IV


CUSIP No.  255519100

1. Names of Reporting Persons.

	Hodges Pure Contrarian Fund, A Series of professionally

	Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  50,000

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 50,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  50,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 0.3%

12. Type of Reporting Person :  IV


CUSIP No.  255519100

1. Names of Reporting Persons.

	Hodges Small Intrinsic Value Fund, A Series of professionally

	Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  40,000

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 40,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  40,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 0.2%
12. Type of Reporting Person :  IV

Item 1.

(a) Name of Issuer:
	THE DIXIE GROUP, INC.

(b) Address of Issuer's Principal Executive Offices:
	104 Nowlin Lane, Suite 101
	Chattanooga, TN, 37421

Item 2.

(a) Name of Person Filing:

	First Dallas Holdings, Inc.("FDHI")
	Craig D. Hodges
	First Dallas Securities, Inc.("FDSI")
	Hodges Capital Management, Inc.("HCM")
	Hodges Small Fund
	Hodges Pure Contrarian Fund
	Hodges Small Intrinsic Value Fund

(b) Address of Principal Business Office or, if none, Residence:
	2905 Maple Ave.
	Dallas, Texas 75201

(b) Citizenship:
	First Dallas Holdings, Inc. is a Texas corporation.
	Craig D. Hodges is a citizen of the United States.
	First Dallas Securities, Inc. is a Texas corporation.
	Hodges Capital Management is a Texas corporation.
	Hodges Fund is a series of a Massachusetts business trust. Hodges Pure Contrarian Fund is a series of a
		Massachusetts business trust.
	Hodges Small Intrinsic Values Fund is a series of a Massachusetts business trust.

(d) Title of Class of Securities:
	Common Stock, Par Value $3.00

(e) CUSIP Number:
	255519100

Item 3. If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(g)  X A parent holding company or control person in accordance with
			S 240.13d-1(b)(1)(ii)(G).

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

	First Dallas Holdings, Inc	1,267,865
	Craig D. Hodges			1,267,865
	First Dallas Securities, Inc.	28,050
	Hodges Capital Management, Inc.	1,221,815
	Hodges Fund			855,100
	Hodges Pure Contrarian Fund	50,000
	Hodges Small Intrnsc Val Fund	40,000

(b) Percent of class:

	First Dallas Holdings, Inc	8.0%
	Craig D. Hodges			8.0%
	First Dallas Securities, Inc.	<0.1%
	Hodges Capital Management, Inc.	7.7%
	Hodges Fund			5.4%
	Hodges Pure Contrarian Fund	0.3%
	Hodges Small Intrnsc Val Fund	0.2%
The calculation of the percentage of beneficial ownership of the Company's common stock is based upon 15,756,614 shares outstanding on October 29, 2014, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended September 27, 2014.

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

	First Dallas Holdings, Inc	0
	Craig D. Hodges			0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Fund			0
	Hodges Pure Contrarian Fund	0
	Hodges Small Intrnsc Val Fund	0

	(ii) Shared power to vote or to direct the vote:

	First Dallas Holdings, Inc	963,100
	Craig D. Hodges			963,100
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	945,100
	Hodges Fund			855,100
	Hodges Pure Contrarian Fund	50,000
	Hodges Small Intrnsc Val Fund	40,000

	(iii) Sole power to dispose or to direct the disposition of:

	First Dallas Holdings, Inc	0
	Craig D. Hodges			0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Fund			0
	Hodges Pure Contrarian Fund	0
	Hodges Small Intrnsc Val Fund	0

	(iv) Shared power to dispose or to direct the disposition of:

	First Dallas Holdings, Inc	1,267,865
	Craig D. Hodges			1,267,865
	First Dallas Securities, Inc.	28,050
	Hodges Capital Management, Inc.	1,221,815
	Hodges Fund			855,100
	Hodges Pure Contrarian Fund	50,000
	Hodges Small Intrnsc Val Fund	40,000

The reported shares are shares of common stock of the Issuer, par value $3.00.

All 1,267,865 of the reported shares collectively, the ("reported Shares") may be deemed as beneficially owned by FDHI, which is the owner of FDSI and HCM, and Craig D. Hodges, who is the controlling shareholder of FDHI.

	28,050 of the Reported Shares are held in seperate accounts managed by FDSI, each of which, individually, owns less than 1% of the common stock of the Issuer(each a "Separate Account"). FDSI is a registered broker-dealer and an investment adviser registered with the SEC. 276,715 of the Reported Shares are held in Separate Accounts managed by HCM, which is also an investment adviser registered with the SEC.

	855,100 of the Reported Shares are held by the Hodges Fund, a series of Professionally Managed Portfolios, an investment company registered under the Investment Company Act of 1940.
	50,000 of the Reported Shares are held by the Hodges Pure Contrarian Fund, a series of Professionally Managed Portfolios, an investment company registered under the Investment Company Act of 1940.
	40,000 of the Reported Shares are held by the Hodges Small Intrinsic Value Fund, a series of Professionally Managed Portfolios, an investment company registered under the Investment Company Act of 1940. The investment adviser to these funds is HCM, which may be deemed to be a beneficial owner of the funds' Reported Shares.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company or Control Person

First Dallas Securities, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)

Hodges Capital Management, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)


Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1:
	Joint Filing Agreement dated February 11,2015 among FDHI, Craig D. Hodges, FDSI, HCM, Hodges Fund, Hodges Pure Contrarian Fund and Hodges Small Intrinsic Value Fund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015


	Craig D. Hodges
	Chairman